UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

LOOKSMART, LTD.
(Name of Subject Company)

LOOKSMART, LTD.
(Name of Person Filing Statement)

Common Stock, $0.001 par value
(Title of Class of Securities)

543442503
(CUSIP Number of Class of Securities)

William F. O’Kelly
Senior Vice President, Chief Financial Officer and Secretary
LookSmart, Ltd.
55 Second Street
San Francisco, CA  94105
(415) 348-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Jon Gavenman, Esq.
Jennifer Fonner DiNucci, Esq.
Cooley LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA  94306-2155
(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is LookSmart, Ltd., a Delaware corporation (“LookSmart”).  LookSmart’s principal executive offices are located at 55 Second Street, San Francisco, CA  94015, and its telephone number is (415) 378-7000.

Securities.

The title of the class of equity securities to which this Statement relates is LookSmart’s common stock, par value $0.001 per share (the shares of LookSmart’s common stock being referred to as the “Shares”).  As of June 30, 2012, there were (1) 17,293,237 Shares outstanding, (2) outstanding stock options to purchase 2,280,000 Shares and (3) 106,544 Shares of restricted stock.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of LookSmart, which is the subject company and the person filing this Statement, are set forth in “Item 1.  Subject Company Information – Name and Address” above.  LookSmart’s website address is www.looksmart.com.  The information on LookSmart’s website is not a part of this Statement and is not incorporated herein by reference.

Tender Offer.

This Statement relates to the unsolicited tender offer by PEEK Investments LLC, a Delaware limited liability company ("Purchaser") to purchase all outstanding Shares for $1.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 2012 but filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), included as Exhibits (a)(1)(i) and (a)(1)(ii) to the Tender Offer Statement on Schedule TO (together with exhibits thereto, as amended, the “Schedule TO”), filed jointly with the SEC on July 20, 2012 by and on behalf of Purchaser and the following persons: (a) Snowy August Fund I LP, a Delaware limited partnership; (b) Snowy August Management LLC, a Delaware limited liability company; (c) Michael Onghai, a United States citizen; (d) Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands exempted limited partnership; (e) Platinum Management (NY) LLC, a Delaware limited liability company; (f) Mark Nordlicht, a United States citizen; and (g) Uri Landesman, a United States citizen.

According to the Schedule TO, the Offer is scheduled to expire at 12:00 Midnight, New York City time, on August 10, 2012. However, LookSmart believes that a tender offer period of only 15 business days between filing the Schedule TO and expiration of the Offer is a violation of securities laws. Also according to the Schedule TO, although the Offer is being made by Purchaser, the Schedule TO is jointly filed by and on behalf the other filing persons together with Purchaser (and the other filing persons are named therein as bidders and offerors for all purposes of the Offer) pursuant to Rule 14d-1(g)(2) and Instruction K to Schedule TO because they may be subject to the filing requirements of Regulation 14D if the Offer is deemed to be made on their behalf or if they are otherwise deemed to be bidders or offerors due to their relationship to Purchaser or their role or involvement in the Offer, individually or as a group.

The Schedule TO states that the purpose of the Offer is to acquire all securities tendered upon the terms and conditions of the Offer, provide liquidity for security holders who desire to tender and to acquire or influence control of LookSmart and LookSmart's business.

 According to the Schedule TO, the Offer is subject to numerous conditions, including the following, among others:

•
the “Minimum Tender Condition” – there being validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares which, together with the Shares then owned by Purchaser and its affiliates, represents a majority of the total number of Shares then outstanding on a fully-diluted basis;

•
the “Section 203 Condition” – Purchaser being satisfied, in its reasonable discretion, that Section 203 of the General Corporation Law of the State of Delaware (the "DGCL") is inapplicable to the Offer and the plans, proposals, agreements, and transactions contemplated by the Offer; and

•	the “Board Control Condition” – Purchaser being satisfied, in its reasonable discretion, that Purchaser or its affiliates will control the Board upon consummation of the Offer.

According to the Schedule TO, in addition, Purchaser is not required to consummate the Offer and may terminate or amend the Offer if, at any time prior to the expiration of the Offer, any of the following conditions, among others, exist:

•
a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Shares by Purchaser; (ii) imposes or confirms limitations on the ability of Purchaser effectively to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's security holders; (iii) imposes or confirms limitations on the ability of Purchaser to fully exercise the voting rights conferred pursuant to its appointment as proxy in respect of all tendered Shares which it accepts for payment; or (iv) requires divestiture by Purchaser of any Shares;

•
there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of paragraph above;

•
there shall be any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Company by any federal or state court, government or governmental authority or agency, which would have a material adverse effect upon the Company or the value of the Shares resulting from a change of control in the Company;

•
there shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States; (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States; (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States; (v) a material change in United States or other currency exchange rates or a suspension or a limitation on the markets thereof; or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•
there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Shares pursuant to the Offer or otherwise directly or indirectly relating to the Offer;

•
Purchaser shall have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of the Company or any of its entities with the SEC which Purchaser shall have determined in its reasonable judgment is materially adverse to the Company;

•
there shall have occurred since the date of the Offer to Purchase, any change in the compensation paid or payable by the Company or its entities to their directors, officers or employees, including the granting of additional shares, stock options or bonuses, in each case outside the ordinary course of business or not consistent with past practice, or the adoption of additional severance or other payments payable in the event of a termination of employment or change of control;

•
any change or development shall have occurred or been threatened since the date of the Offer to Purchase in the business, properties, assets, liabilities, financial condition, operations, results of operations, or prospects for the business of the Company which is outside the ordinary course of the Company's business or may be materially adverse to the Company, or Purchaser shall have become aware of any fact that has not been previously publicly disclosed by the Company that could reasonably be expected to have a material adverse effect on the value of the Shares;

•
the Company shall have: (i) issued, or authorized or proposed the issuance of, any securities of any class, or any securities convertible into, or rights, warrants or options to acquire, any such securities or other convertible securities other than pursuant to the exercise or conversion of currently outstanding stock options or convertible securities; or (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Shares;

•
the Company, or its board of directors or any of the Company's subsidiary entities or any governing body thereof shall have authorized, proposed or announced its intention to propose any material change to its articles of incorporation or bylaws, any merger, consolidation or business combination or reorganization transaction, acquisition of assets, disposition of assets or material change in its capitalization or indebtedness, or any comparable event not in the ordinary course of business;

•	a tender offer or exchange offer for some or all of the Shares shall have been made or publicly announced or proposed to be made, supplemented or amended by any person other than Purchaser; or

•
all waiting periods and any extensions thereof applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, shall not have expired or terminated.

According to the Schedule TO, the foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser, in its sole discretion, regardless of the circumstances (including, without limitation, any action or omission by LookSmart) giving rise to any such conditions or, subject to the Offer remaining open for a minimum period of time following waiver of a material condition as required by the rules and regulations of the SEC, may be waived by Purchaser, in its sole discretion, in whole or in part, at any time and from time to time. The Schedule TO also provides that, to the extent permitted by the rules and regulations of the SEC which require the satisfaction or waiver of conditions prior to the expiration of the Offer (or thereafter in relation to any condition dependent upon any governmental or regulatory approval), the failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Additionally, the Schedule TO provides that, subject to any applicable legal requirements, any determination by Purchaser concerning any condition or event described herein may be challenged by LookSmart security holders in a court of competent jurisdiction, and a nonappealable determination with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons.

For a full description of the conditions to the Offer, please see Annex A attached hereto.  The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A attached hereto.

According to the Schedule TO, the business address of Purchaser is 122 West 26th Street, 5th Floor, New York, New York 10001 and its business telephone number is (917) 397-7234. The business address and phone numbers of the other filing persons can be found in Item 8 of the Schedule TO.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement or in the excerpts from LookSmart’s Definitive Proxy Statement on Schedule 14A, dated as of, and filed with the SEC on, June 4, 2012 (the “2012 Proxy Statement”), relating to the 2012 Annual Meeting of Stockholders, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, to the knowledge of LookSmart as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflict of interest between LookSmart or its affiliates and (1) LookSmart, its executive officers, directors or affiliates, (2) Purchaser or its respective executive officers, directors or affiliates or (3) the other filers of the Schedule TO.  The excerpts filed as Exhibit (e)(1) to this Statement are incorporated herein by reference, and include the information from the following sections of the 2012 Proxy Statement: “Nominees for Election to the Board of Directors,” “Incumbent Directors Whose Terms Continue After the 2012 Annual meeting of stockholders,” “Compensation of Directors,” “Security Ownership of Certain Beneficial Owners and Management” and “Executive Compensation.”

The information contained in “Item 4.  The Solicitation or Recommendation” below is incorporated herein by reference.

Any information contained in the excerpts from the 2012 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Purchaser, the Other Filing Persons and their Affiliates

According to the Schedule TO, as of July 16, 2012, Purchaser and its affiliates may collectively be deemed to be LookSmart's largest stockholder and beneficially own 2,591,312 Shares (representing approximately 14.98% of the outstanding Shares).

Consideration for Common Stock Tendered Pursuant to the Offer

If the non-employee directors and the executive officers of LookSmart were to tender Shares they own pursuant to the Offer, they would receive the same cash consideration for their Shares on the same terms and conditions as the other stockholders who tender their Shares for purchase in the Offer.  As of July 31, 2012, LookSmart’s non-employee directors held 209,394 Shares and 106,544 Shares of restricted stock in the aggregate, and executive officers held no Shares.  In addition, the directors and officers of LookSmart currently hold both vested and unvested stock options with respect to the Shares, none of which have an exercise price less than the Offer Price, and vesting and payments rights with respect to such options may be triggered in the event of a merger; however the Schedule TO states that the Purchaser does not currently intend to pursue any second-step or other merger or similar business combination transaction after the consummation of the Offer or otherwise in the foreseeable future, although the Purchaser reserves the right to pursue any such transaction in the future.

Change in Control and Severance Agreements

The severance or change of control agreements between LookSmart and its named executive officers can be found in LookSmart’s 2012 Proxy under the section entitled “Executive Compensation - Post-Termination Compensation and Benefits,” which is contained in Exhibit (e)(1) filed with this Statement and incorporated herein by reference. The Offer as currently contemplated would not trigger any payment rights under these agreements.

Compensation of Directors

The compensation of LookSmart’s directors can be found in LookSmart’s 2012 Proxy under the section entitled “Compensation of Directors,” which is contained in Exhibit (e)(1) filed with this Statement and incorporated herein by reference.

Indemnification of Directors and Officers

LookSmart is organized under the laws of Delaware.  Pursuant to Section 145 of the DGCL, a corporation may indemnify a director, officer, employee, or agent of the corporation (or other entity if such person is serving in such capacity at the corporation’s request) against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.  In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee, or agent of the corporation (or other entity if such person is serving in such capacity at the corporation’s request) against expenses (including attorneys’ fees) actually and reasonably incurred by the person if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless the Court of Chancery of the State of Delaware or the court in which such action or suit was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper.  Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation.

Consistent with Section 145 of the DGCL, the Amended and Restated Certificate of Incorporation of LookSmart (the “Charter”) provides that LookSmart may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or his or her testator or intestate is or was a director, officer or employee of LookSmart, or any predecessor of LookSmart, or serves or served at any other enterprise as a director, officer or employee at the request of LookSmart or any predecessor to LookSmart.  Consistent with Section 145 of the DGCL, the Bylaws of LookSmart, as amended May 25, 2000 (the “Bylaws”), provide that LookSmart shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of LookSmart, or is or was serving at the request of LookSmart as a director, officer, employee or agent of another corporation, partnership, joint venture trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by LookSmart, which approval shall not be unreasonably withheld) actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of LookSmart, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The Bylaws also provide that LookSmart shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of LookSmart to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of corporation, or is or was serving at the request of LookSmart as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) and amounts paid in settlement (if such settlement is approved in advance by LookSmart, which approval shall not be unreasonably withheld) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in manner such person reasonably believed to be in or not opposed to the best interests of LookSmart, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to LookSmart unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.  Notwithstanding any other provision of this Article VI, no person shall be indemnified hereunder for any expenses or amounts paid in settlement with respect to any action to recover short-swing profits under Section 16(b) of the Securities Exchange Act of 1934,as amended.

LookSmart has entered into indemnification agreements with each of its directors and executive officers providing for indemnification of each director and officer against expenses incurred in connection with any action or investigation involving the director or officer by reason of his or her position with the Company (or with another entity at the Company's request). The directors and officers will also be indemnified for costs, including judgments, fines and penalties that are indemnifiable under Delaware law or under the terms of any current or future liability insurance policy maintained by the Company that covers directors and officers. A director or officer involved in a derivative suit will be indemnified for expenses and amounts paid in settlement. The Form of Indemnification Agreement between LookSmart and each of its directors and executive officers is filed as Exhibit (e)(2) to this Statement and incorporated herein by reference.
In accordance with Section 102(b)(7) of the DGCL, the Charter provides that, to the fullest extent permitted by the DGCL, a director of the corporation shall not be personally liable to LookSmart or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Bylaws provide that LookSmart may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of LookSmart, or is or was serving at the request of LookSmart as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person  whether or not the corporation would have the power to indemnify such person against such liability under the Charter.

LookSmart maintains directors’ and officers’ liability insurance which insures against liabilities that directors and officers of LookSmart may incur in such capacities.

Item 4.	The Solicitation or Recommendation.

Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer with LookSmart’s financial and outside legal advisors, the Board, by unanimous vote of all of its directors at a meeting held on July 30, 2012, determined that the Offer is inadequate to holders of Shares and that the Offer is not in the best interests of LookSmart or its stockholders.  The Board believes that the Offer undervalues LookSmart’s business and does not adequately reflect the true value of LookSmart’s business opportunities and that the interests of stockholders will be best served by LookSmart continuing to pursue its independent strategic plan.  Accordingly, and for the other reasons described in more detail below, the Board recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer.  Please see “Item 4.  The Solicitation or Recommendation – Reasons for Recommendation” below for further detail.

If you have tendered any of your Shares, you can withdraw them.  For assistance in withdrawing your Shares, you can contact your broker or LookSmart’s information agent, Phoenix Advisors (“Phoenix”), at the contact information below.

Phoenix Advisors
110 Wall Street, 27th Floor
New York, NY 10005
Shareholders May Call Toll-Free: 877-478-5038
Banks & Brokers May Call Collect: 212-493-3910

Reasons for Recommendation

In reaching its determination to reject the Offer, the Board considered numerous factors in consultation with LookSmart’s management and its financial and outside legal advisors, including, but not limited to, the following:

1)	The Offer is Inadequate and Fails to Capture the Value of LookSmart’s Market Positioning and Growth Opportunities

The Board believes that the Offer is inadequate and undervalues LookSmart because it does not reflect the underlying value of LookSmart’s assets, operations and prospects, including its market positioning and growth opportunities.

Among its assets is LookSmart’s market positioning as a:

•	Scalable search advertising platform for ad networks;

•	Independent ad network able to integrate Search and Display and deliver an efficient marketplace for advertisers and publishers; and

•	Independent ad network able to deliver high quality traffic to advertisers and high value advertising opportunities to publishers.

As a result, the Board believes that LookSmart is well positioned to capture the market opportunity of integrated Search and Display and the global opportunities for an independent integrated online advertising platform.  The Board believes that LookSmart is capable of achieving growth and value based on LookSmart’s significant investment in novel platforms and the substantial growth opportunities inherent in LookSmart's new product line.

2)	The Offer Values LookSmart at Less than Cash and Below Historical Trading Levels and Was Opportunistically Timed

The $1.00 per Share proposal is less than LookSmart’s cash value of $1.14 per Share as of June 30, 2012.  In addition to not giving full value to LookSmart’s cash, it does not reflect the value of the existing assets above LookSmart's cash value, especially its technology assets or any of the growth opportunities described above.

In addition, the proposal is below LookSmart’s 365 day moving average of $1.36 as of July 27, 2012 and is below LookSmart’s 52-week average of $1.21 as of July 29, 2012.

The Board believes that PEEK’s urgency in launching the Offer reflects its tactic to act upon the recent dislocation in LookSmart’s stock price. The $1.00 per Share proposal is $0.54 below LookSmart’s 52-week high of $1.54. Thus, when the closing stock price was $0.74 on June 29, 2012, the Board believes that PEEK acted to take advantage of LookSmart’s depressed stock price levels in its attempt to transfer the significant future value of LookSmart from its stockholders to PEEK and its constituents.

3)	LookSmart Has Received an Inadequacy Opinions from Its Financial Advisor

The Board believes that a proposal that does not give full value to LookSmart’s cash, and no value to any other assets and opportunities, is clearly inadequate.  In addition, the Board has taken into account the fact that, on July 29, 2012, Victory Park Securities rendered an oral opinion to the Board, subsequently confirmed in writing, that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration proposed to be paid to the holders of Shares (other than Purchaser and its affiliates) pursuant to the Offer is inadequate from a financial point of view to such holders.

4)	There is Significant Uncertainty and Risk Inherent in the Offer

The Board has considered that one of the deemed Offerors, Michael Onghai, has, from time to time since March, raised with various members of LookSmart’s management his desire to join the LookSmart board but (a) did not attempt to follow the process for nomination outlined in LookSmart’s annual proxy material and (b) notwithstanding being told that the Board would consider a bona fide written proposal submitted to it, has not submitted any bona fide written proposal to the Board.  The Board has also considered that Mr. Onghai and his attorney have otherwise not responded to recent attempts to reach them.

In addition, the Board believes that the numerous conditions set forth in the Offer create significant uncertainty and risk as to whether the Offer can be completed and the timing for completion.  As described in “Item 2.  Identity and Background of Filing Person – Tender Offer” above and in Annex A attached hereto, the Offer is subject to a litany of conditions, including, among others, the following conditions: (1) the Minimum Tender Condition, (2) the Section 203 Condition, (3) the Board Control Condition, (4) conditions relating to the absence of litigation or other adverse actions, (5) conditions relating to events which might affect the extension of credit by lending institutions, (6) conditions relating to there being no change in compensation paid or payable by the Company to directors, officers or employees, (7) a condition requiring the absence of any change, development having occurred or been threatened in the business, properties, assets, liabilities, financial condition, operations, results of operations, or prospects for the business of LookSmart which is outside the ordinary course of its business or may be materially adverse to LookSmart, (8) a condition that LookSmart has not issued any Shares other than pursuant to exercise of existing stock options and has not issued any stock options, and other conditions related to LookSmart’s securities, (9) conditions relating to the absence of changes to the constituent documents of LookSmart or any of its subsidiaries, (10) conditions relating to the absence of a tender or exchange offer for the Shares having been made or publicly announced or proposed to be made by any person other than PEEK, and (11) conditions relating to antitrust considerations in the United States.  The Board believes that the effect of these, and other numerous conditions, many of which are outside of LookSmart’s control and some of which would seek to prevent LookSmart from continuing to operate in the ordinary course of business (such as the conditions relating to granting of stock options and change in compensation), is that LookSmart’s stockholders cannot be assured that Purchaser will be required to consummate the Offer.  In addition, the Schedule TO provides that the conditions to the Offer are for the sole benefit of PEEK and may be asserted by PEEK, in its sole discretion, regardless of the circumstances (including any action or omission by LookSmart) giving rise to such conditions.

Accordingly, based on the foregoing reasons, the Board unanimously recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer.

The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive.  In view of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation.  In addition, individual members of the Board may have assigned different weights to different factors.  After weighing all of these considerations, the Board unanimously recommends that holders of the Shares reject the Offer and not tender their Shares pursuant to the Offer.

Intent to Tender

To the knowledge of LookSmart after making reasonable inquiry, none of LookSmart’s directors or executive officers or any affiliate or subsidiary of LookSmart currently intends to tender in the Offer or sell any Shares that such person or entity holds of record or beneficially owns.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Persons Retained to Make Solicitations or Recommendations in Connection with the Offer

Victory Park Securities, LLC (“VPS”) has been retained as a financial advisor to LookSmart in connection with, among other things, LookSmart’s analysis and consideration of, and response to, the Offer.  LookSmart has agreed to compensate VPS with a customary fee for the delivery of its fairness opinion. In addition, LookSmart has agreed to reimburse VPS for certain expenses arising out of or in connection with the engagement and to indemnify VPS against certain liabilities relating to or arising out of the engagement.

VPS and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities.  In the ordinary course of these activities and services, VPS and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, including LookSmart or its affiliates, or any currency or commodity that may be involved in the Offer and any related transactions for their own account and for the accounts of their customers.

LookSmart has engaged Phoenix Advisors (“Phoenix”) to provide information agent services in connection with the Offer.  LookSmart has agreed to pay customary compensation for such services.  In addition, LookSmart has agreed to reimburse Phoenix for its out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

LookSmart has also retained Sard Verbinnen & Co. (“Sard Verbinnen”) as its public relations advisor in connection with the Offer. LookSmart has agreed to pay customarily compensation for such services. In addition, Looksmart has agreed to reimburse Sard Verbinnen for its out-of-pocket expenses and certain other expenses.

Except as described above, neither LookSmart nor any person acting on its behalf has employed, retained or agreed to compensate, or intends to employ, retain or agree to compensate, any person to make solicitations or recommendations in connection with the Offer.

Item 6.	Interest in Securities of the Subject Company.

During the past 60 days, no transaction with respect to the Shares has been effected by LookSmart or, to LookSmart’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction, Plans or Proposals.

For the reasons discussed in “Item 4.  The Solicitation or Recommendation – Reasons for Recommendation” above, the Board unanimously determined that the Offer is inadequate and not in the best interests of LookSmart or its stockholders and that the interests of the stockholders will be best served by LookSmart continuing to pursue its independent strategic plan.  Except as set forth in this Statement (including in the Annexes and Exhibits to this Statement) or as incorporated in this Statement by reference, LookSmart is not now undertaking or engaged in any negotiations in response to the Offer, nor are there any plans, proposals or negotiaions that relate to or could result in one or more of the following or a combination thereof: (1) a tender offer or other acquisition of LookSmart’s securities by LookSmart, any of its subsidiaries or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving LookSmart or any of its subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of LookSmart or any of its subsidiaries; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of LookSmart.

Item 8.	Additional Information.

Change in Control and Severance Agreements

The severance or change of control agreements between LookSmart and its named executive officers can be found in LookSmart’s 2012 Proxy under the section entitled “Executive Compensation - Post-Termination Compensation and Benefits,” which is filed as Exhibit (e)(1) to this Statement are incorporated herein by reference. The Offer as currently contemplated would not trigger any payment rights under these agreements.

Delaware Takeover Statute

In general, Section 203 of the DGCL prevents an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” (defined to include a merger or consolidation and certain other transactions) with a Delaware corporation for a period of three years following the time on which such stockholder became an interested stockholder unless (1) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder (2) upon completion of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (3) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock not owned by the interested stockholder.

The provisions of Section 203 of the DGCL do not apply to a Delaware corporation if, among other things, (1) such corporation amends its certificate of incorporation or bylaws to elect not to be governed by Section 203 of the DGCL by (in addition to any other required vote) the affirmative vote of a majority of the shares entitled to vote; provided that such amendment would not be effective until 12 months after its adoption and would not apply to any business combination between such corporation and any person who became an interested stockholder on or prior to its adoption, (2) such corporation does not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder, or (3) the business combination is proposed by an interested stockholder prior to the completion or abandonment of, and subsequent to the earlier of the public announcement or the notice required under Section 203 of the DGCL of, any one of certain proposed transactions which is with or by a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation’s board of directors and is approved or not opposed by a majority of the board of directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election to succeed such directors by a majority of such directors.

As noted above, according to the Schedule TO, the Offer is subject to numerous conditions, including the Section 203 Condition that, Purchaser must be satisfied, in its reasonable discretion, that Section 203 of the DGCL is inapplicable to the Offer and the plans, proposals, agreements, and transactions contemplated by the Offer. Please see Annex A attached hereto for more information regarding conditions to the Offer.

Other State Takeover Laws

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states.  In the event it is asserted that one or more state takeover laws is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser may be required to file certain information with, or receive approvals from, the relevant state authorities or holders of Shares. In addition, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer.

Appraisal Rights

Appraisal rights are not available in the Offer.

Forward-Looking Statements

This Statement may contain statements that are forward-looking.  Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements.  Among the important factors that could cause actual results to differ materially from those in any forward-looking statements are(1) LookSmart’s ability to maintain and realize its market and industry position (2) LookSmart’s ability to maintain the value of its assets, operations and prospects (3) LookSmart’s ability to deliver  high quality traffic to advertisers and high value advertising  opportunities to publishers (4) LookSmart’s ability to capture market opportunities, and achieve growth and value based on its investments and growth opportunities (5) business disruptions associated with the tender offer commenced by Purchaser and (6) other factors detailed in LookSmart’s filings with the SEC, including LookSmart’s most recent filings on Forms 10-K and 10-Q, or in information disclosed in public conference calls, the date and time of which are released beforehand.  LookSmart undertakes no obligation, and does not intend, to update these forward-looking statements.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Press Release Issued by LookSmart, dated August 2, 2012, announcing rejection of the Offer by the Board of Directors of LookSmart

(a)(2)	Letter to Employees of LookSmart, dated August 2, 2012

(e)(1)	Excerpts from LookSmart’s Definitive Proxy Statement on Schedule 14A, dated as of, and filed with the SEC on, June 4, 2012

(e)(2)
Form of Indemnification Agreement entered into between LookSmart and each of its directors and officers (Filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (File No. 333-80581) filed with the SEC on June 14, 1999).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

LOOKSMART, LTD.

By:	/s/ WILLIAM O’KELLY
William O’Kelly Senior Vice President Operations and Chief Financial Officer

Dated: August 2, 2012

ANNEX A

Conditions to the Offer

The Schedule TO provides that notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time, Purchaser shall not be required to accept for payment, purchase, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), or pay for, and may delay the acceptance for payment or the payment for any Shares tendered pursuant to the Offer, and may terminate the Offer, if, at or prior to the Expiration Date (as defined in the Schedule TO), any of the Minimum Tender Condition, the Section 203 Condition, or the Board Control Condition has not been satisfied or any of the following conditions shall occur:

(a)
a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Shares by Purchaser; (ii) imposes or confirms limitations on the ability of Purchaser effectively to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's security holders; (iii) imposes or confirms limitations on the ability of Purchaser to fully exercise the voting rights conferred pursuant to its appointment as proxy in respect of all tendered Shares which it accepts for payment; or (iv) requires divestiture by Purchaser of any Shares;

(b)
there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

(c)
there shall be any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Company by any federal or state court, government or governmental authority or agency, which would have a material adverse effect upon the Company or the value of the Shares resulting from a change of control in the Company;

(d)
there shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States; (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States; (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States; (v) a material change in United States or other currency exchange rates or a suspension or a limitation on the markets thereof; or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(e)
there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Shares pursuant to the Offer or otherwise directly or indirectly relating to the Offer;

(f)
Purchaser shall have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of the Company or any of its entities with the SEC which Purchaser shall have determined in its reasonable judgment is materially adverse to the Company;

(g)
there shall have occurred since the date of the Offer to Purchase, any change in the compensation paid or payable by the Company or its entities to their directors, officers or employees, including the granting of additional shares, stock options or bonuses, in each case outside the ordinary course of business or not consistent with past practice, or the adoption of additional severance or other payments payable in the event of a termination of employment or change of control;

(h)
any change or development shall have occurred or been threatened since the date of the Offer to Purchase in the business, properties, assets, liabilities, financial condition, operations, results of operations, or prospects for the business of the Company which is outside the ordinary course of the Company's business or may be materially adverse to the Company, or Purchaser shall have become aware of any fact that has not been previously publicly disclosed by the Company that could reasonably be expected to have a material adverse effect on the value of the Shares;

(i)
the Company shall have: (i) issued, or authorized or proposed the issuance of, any securities of any class, or any securities convertible into, or rights, warrants or options to acquire, any such securities or other convertible securities other than pursuant to the exercise or conversion of currently outstanding stock options or convertible securities; or (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Shares;

(j)
the Company, or its board of directors or any of the Company's subsidiary entities or any governing body thereof shall have authorized, proposed or announced its intention to propose any material change to its articles of incorporation or bylaws, any merger, consolidation or business combination or reorganization transaction, acquisition of assets, disposition of assets or material change in its capitalization or indebtedness, or any comparable event not in the ordinary course of business;

(k)	a tender offer or exchange offer for some or all of the Shares shall have been made or publicly announced or proposed to be made, supplemented or amended by any person other than Purchaser; or

(l)
all waiting periods and any extensions thereof applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, shall not have expired or terminated.

According to the Schedule TO, the foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser, in its sole discretion, regardless of the circumstances (including, without limitation, any action or omission by LookSmart) giving rise to any such conditions or, subject to the Offer remaining open for a minimum period of time following waiver of a material condition as required by the rules and regulations of the SEC, may be waived by Purchaser, in its sole discretion, in whole or in part, at any time and from time to time. The Schedule TO also provides that, to the extent permitted by the rules and regulations of the SEC which require the satisfaction or waiver of conditions prior to the expiration of the Offer (or thereafter in relation to any condition dependent upon any governmental or regulatory approval), the failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Additionally, the Schedule TO provides that, subject to any applicable legal requirements, any determination by Purchaser concerning any condition or event described herein may be challenged by LookSmart security holders in a court of competent jurisdiction, and a nonappealable determination with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons.